April 22, 2010

VIA OVERNIGHT MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	H. Christopher Owings
Assistant Director

	RE:	O’Reilly Automotive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2010
File No. 000-21318

Dear Mr. Owings:

We are writing in response to the comments contained in a letter from you dated April 9, 2010 to O’Reilly Automotive, Inc., with respect to our Form 10-K for the Fiscal Year Ended December 31, 2009 and our Schedule 14A Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934. For your convenience, we have set forth the comments contained in the comment letter along with our responses. All responses in our letter are provided on a supplemental basis and all changes will be made in our future filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and . . . page 25

Results of Operations, page 27

2009 Compared to 2008, page 27

1.	Please expand your disclosure to discuss whether increases in sales are attributable to increases in prices, to increases in the volume or amount of goods or services being sold, or to the introduction of new products or services. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Response:

In future filings, we will expand our disclosure to further discuss the contributing causes of changes in sales. In particular, our disclosure will highlight the impact on our comparable store sales of changes in total transaction (ticket) counts and changes in average transaction value with corresponding discussion of the factors driving such changes. This manner of analysis and associated terminology is common within our industry and is consistent with public comments we have made on prior earnings release conference calls. Our proposed revised disclosure is expanded as follows:

We believe that the increased sales achieved by our stores are the result of superior inventory availability, a broader selection of products offered in most stores, a targeted promotional and advertising effort through a variety of media and localized promotional events, continued improvement in the merchandising and store layouts of the stores, compensation programs for all store team members that provide incentives for performance and our continued focus on serving professional installers. The improvement in comparable store sales was primarily driven by an increase in transaction counts, while the average ticket remained flat with the prior year. The flat average ticket value was attributable to more complex and costly repair parts, consistent with ongoing industry trends offset by competitive price reductions in the acquired CSK stores and the addition of a wider assortment of entry level products in those stores.

Contractual Obligations, page 35

2.	Please consider revising your contractual obligations table to include estimated interest payments on all of your long-term debt through maturity. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments due to the variable nature of the interest payments, a footnote to the table should clearly identify the excluded item(s) and provide any additional information that is material to understanding your cash requirements. For example, consider disclosing the amounts borrowed as of your fiscal year-end, interest rate and maturity terms, and historical interest expense recognized during the periods presented.

Response:

The contractual obligations table includes scheduled principal and interest payments on fixed rate long-term debt, the principal balance of our variable rate asset backed revolving credit facility (“ABL facility”) and obligations under our interest rate swap agreements. However, due to the uncertainty of forecasting expected variable interest rates and expected borrowing levels under our ABL facility, we are unable to reasonably estimate expected variable rate interest payments on such facility, and this conclusion is stated in the paragraph preceding the contractual obligations table. In response to the Commission’s request, in future filings, and so long as these uncertainties continue to exist, we will add a footnote to the contractual obligations table reiterating this conclusion. We will also provide additional information in this footnote disclosing amounts borrowed under the ABL facility, interest rate ranges for the applicable period covered in the filing and historical interest expense relating to the ABL facility for the period. Our proposed footnote to the contractual obligations table is as follows:

Due to the uncertainty of future interest rates and the borrowings under our ABL facility, future ABL interest payments are not included in the above table. At December 31, 2009, we had borrowings of $679 million under our ABL facility with interest rates ranging from 2.50% to 4.50%. At December 31, 2008, we had borrowings of $614 million under our ABL facility with interest rates ranging from 3.125% to 4.75%. During the years ended December 31, 2009 and 2008, we incurred interest expense of $23 million and $16 million, respectively, as a result of borrowings under our ABL facility, exclusive of obligations under interest rate swap agreements. See Note 4 “Long-Term Debt” to the consolidated financial statements for further information.

3.	If your operating leases obligate you to pay certain tax, insurance and maintenance expenses, please include a note to the table to specify that the operating lease obligations figure do not include such items. Provide a context for the reader to understand the impact of these items on your total operating lease obligations.

Response:

Most of our operating leases obligate us to pay certain tax, insurance and maintenance expenses. In future filings, we will supplement our disclosure to note this and will provide a context for the reader to understand the impact of these items on our total operating lease obligations. Our proposed revised disclosure would include the following as a footnote to our contractual obligations table:

The minimum lease payments above do not include certain tax, insurance and maintenance costs, which are also required contractual obligations under our operating leases but are generally not fixed and can fluctuate from year to year. These expenses historically average approximately 20% of the corresponding lease payments.

Item 8. Financial Statements and Supplementary Data, page 40

Notes to Consolidated Financial Statements, page 48

Note 1 – Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 48

4.	We note that you record sales net of estimated return allowances. Please clarify whether the reduction in sales is based on the gross profit of the related transactions or total estimated revenue related to estimated returns with an offsetting credit to cost of sales. Please also clarify why there are no amounts reflected in the deductions column for fiscal years 2007 and 2009 of your Schedule II rollforward.

Response:

During any given period, we record sales returns as a reduction of sales on a gross basis. At each period end, we record an allowance for sales returns that is based on the gross profit of the estimated returns subsequent to the end of the period. Our schedule II rollforward reflects adjustments to our estimated sales returns allowances during the periods presented. To the extent that estimates are lower, we reflect the adjustment in the deductions column. We did not make downward adjustments in the sales returns allowances in 2007 or 2009 because of increases in overall sales volumes in those years which corresponded to increases in our estimates of returns. The amount reflected in the deductions column in 2008 related to minor refinements in our estimation process that resulted in an immaterial adjustment to the allowance.

Goodwill and Other Intangible Assets, page 49

5.	You disclose that you operated as one reporting unit and test goodwill for impairment at the consolidated level. Please tell us if the executive management team, which we assume represents your chief operating decision maker function, regularly reviews the performance of individual stores or stores by geographic region. Please explain to us the nature of individual store or regional data, if any, provided in the review packages provided to your CODM. Please also explain to us how management allocates resources on individual store opening, expansions and closures.

Response:

We have determined the CODM for the Company is the senior executive management team comprised of the Chairman of the Board and our two Co-Presidents (the Chief Executive Officer and the Chief Operating Officer.) Our CODM receives regular monthly reports for review and analysis which contain consolidated financial statements including an income statement by major expense line broken out by store and headquarter expense and a consolidated balance sheet. These consolidated financial statements focus on current period performance versus the prior year and plan. Additionally, items which make up gross margin are presented at a more detailed, but fully consolidated level to include point of sale system gross margin and distribution costs that are included in calculating gross margin. The CODM does not regularly receive and review divisional, regional, geographic, individual store or customer type profitability reports.

In addition to the consolidated financial statements described above, the regular monthly reports presented to the CODM include consolidated sales information which is broken down by comparable and non-comparable store sales, comparable sales by product line (chassis, brakes, oil, filters etc.), and comparable sales by retail and wholesale customer type. The sales data by customer type is compiled primarily for external reporting purposes so that we are able to provide descriptive information to stakeholders related to the performance of our business as a whole. Additionally, store level sales information is provided to the CODM for the best, as well as poorest, performing stores, but not for all individual stores. Generally, all stores have similar characteristics including the nature of the products and services, the type and class of customers and the methods used to distribute products and provide service to our customers and, as a whole, make up a single operating segment. Other than the sales data described above, discrete financial information, including profitability by geographic region or store, is not reported or reviewed by the CODM as a part of the regular monthly Company performance package.

The CODM allocates resources for new store openings and expansions based on distribution capacity and submarket demographic information. O’Reilly has a model of organic, contiguous growth. This model consists of growing outward from our existing distribution infrastructure and expanding into new markets which can be reached from an existing distribution center (“DC”). New DCs are opened primarily based on demographic information and proximity to existing DCs. Resources for store and DC expansion are allocated at the consolidated Company level after an annual review by the CODM of distribution system excess capacity and potential new growth markets based on demographic analysis. Store closures are determined through a review of underperforming stores which are identified by comparing sales results of peer stores based on age. Traditionally, we have not closed a material number of stores. We attribute this to the significant diligence we place on new store site selection and store openings and a focus on profitable growth based on the contiguous growth philosophy described above.

Note 2 – Business Combination, page 53

6.	We note that you made several purchase price allocation adjustments between your preliminary allocation as of December 31, 2008 and the final allocation as of June 30, 2009. Please note that the allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. While the purchase price allocation period usually should not exceed one year, a one-year allocation period cannot be automatically assumed to apply to any business combination.

Accordingly, please explain in sufficient detail how the final allocation adjustments you made should be reflected as adjustments to the purchase price rather than as an expense on your statement of operations. In other words, explain what information you were awaiting in order to finalize the purchase price. Also, tell us how you determined your inventory adjustment was not a post-acquisition period impairment expense.

Response:

The Company understands that SFAS 141, Business Combinations, regarding the allocation period for purchase price adjustments applies to its acquisition of CSK Auto Corporation (“CSK”). SFAS 141 defines the allocation period as: “[t]he period that is required to identify and measure the fair value of the assets acquired and the liabilities assumed in a business combination. The allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. … Although the time required will vary with circumstances, the allocation period should usually not exceed one year from the consummation of a business combination.” The Company closed its acquisition of CSK on July 11, 2008. The final purchase price adjustments made for this acquisition were recorded on June 30, 2009, within the one-year period allowed in SFAS 141.

The provisions of FAS 141 acknowledge that the time necessary to obtain additional information related to estimating the fair values of the acquired assets and assumed liabilities for a given acquisition will vary with circumstances. The acquisition of a company of the size and complexity of CSK was an undertaking unprecedented in the history of our Company. At the date of acquisition, CSK’s store base was 72% of the size of our existing store base. While the Company obtained meaningful information in the due diligence process prior to the acquisition, the company’s access to certain data, including individual store and product information, was restricted because of legal and competitive considerations, including concerns that sharing of certain data would create antitrust conflicts. As such, the accumulation and evaluation of the information necessary to reasonably estimate the fair values of assets acquired and liabilities assumed and to quantify pre-acquisition contingencies required significant internal and external resources. The following provides the details you have requested for the primary items where we were waiting on information and subsequently made adjustments in the final purchase price allocation.

Pre-Acquisition Litigation Matters

In part, the intent of the allocation period following a business combination is to allow adequate time for discovering and quantifying pre-acquisition contingencies. While the Company was able to complete meaningful due diligence of CSK prior to the closing of the acquisition on July 11, 2008, in order to protect CSK’s legal positions, CSK had not waived its legal privilege prior to the closing with respect to the following ongoing CSK legal matters. Accordingly, the Company needed to obtain additional legal information relating to (i) CSK’s ongoing investigations by the SEC and DOJ relating to prior financial restatements by CSK, (ii) defense of various former officers of CSK who were under investigation by the SEC and DOJ in connection with such financial restatements, (iii) the securities class action case relating to the previous financial statement restatements, which had settled within the ten (10) days prior to the closing of the acquisition, and (iv) the defense of three former officers in vendor litigation.

Not until the closing of the acquisition, did the Company have full access to privileged attorney client documents and the lawyers and forensic accountants responsible for those documents relating to the foregoing matters. The information associated with these types of legal matters is often voluminous and that was the case with CSK. During the period from March 2006 through September 2006, counsel to the special committee of the board of CSK and its forensic accountant, conducted an extensive internal investigation of CSK financial and accounting issues. Over that six (6) month period of time, lawyers for CSK took more than 150 interviews of current and former CSK employees. In addition, in response to an SEC subpoena during that time, CSK had produced 1,750 boxes of information (approximately 3.5 million pages) to the SEC. The full scope of the material was not available until after closing of the acquisition.

Given the scope and complexity of the legal items to be reviewed, the Company concluded its review of the information as quickly as practicable and believes that the allocation period was necessary to fully discover and quantify these pre-acquisition contingencies.

Exit activities

The allocation of the purchase price included liabilities for estimated costs to exit certain activities of CSK, including the closure of certain stores, distribution centers and administrative offices. The Company applied the applicable provisions of SFAS 141 and EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, with respect to our plan to exit these activities. The following discussion, as previously disclosed in our 10K, provides significant detail as to the process conducted by management to assess which activities of CSK to exit:

The Company began to formulate its exit plans prior to the completion of the acquisition. Pursuant to these plans, between the date of the acquisition and June 30, 2009, the Company reviewed all 1,342 acquired CSK stores to determine, from a location, lease, and facility standpoint, which stores would be closed. During the initial assessment, 33 CSK stores were identified as locations which would be merged with existing O’Reilly locations due to overlapping market coverage; it was determined that the remaining CSK store base would be evaluated by quantitative analysis of financial and market factors in addition to evaluations of the potential for further development of commercial business in those markets. From the initial assessment through June 30, 2009, and as contemplated in its initial exit plan, the Company completed a detailed review of custom demographic reports, which included do-it-yourself customer forecasting, wholesale sales potential and strength and quantity of competitors in the respective markets on a store-by-store basis. Along with the demographic reports, the Company evaluated historical store financial results, store lease obligations, store floor plans, and locations previously identified by former CSK management as projected closures. This detailed assessment resulted in the identification of an additional 18 CSK locations for closure, five of which were closed by the end of 2009.

The process described above involved the collection and evaluation of a significant volume of information, which was the basis for a site visit by a member of our executive management team to the acquired CSK stores resulting in a final determination. Given the scope of our review, we finalized the exit plan as quickly as practicable.

Inventory

Prior to and upon completion of the acquisition, the Company conducted a systematic review of acquired inventory on a product-by-product basis for the purpose of determining the current selling price in an active market for each product or, in the absence of an active market, other information that would indicate the product’s fair value. The scope of the acquired inventory was significant with approximately 140,000 discrete “stock-keeping units” (sku) acquired from over 2,700 different vendors. As noted previously, the Company was restricted from obtaining individual detail for these products, including item description, cost and demand history, until the date of the acquisition. For the purposes of our due diligence, we were required to use a third party “white room” to perform a sku level cost comparison and only obtained a summary findings report from the third party.

For most of the acquired inventory, the Company determined a readily obtainable fair value from the price levels in CSK’s current market. For a small subset of products, it was determined that active markets with sufficient frequency and volume of transactions did not exist to support a determination of fair value of the inventory. These products had generally similar characteristics: historical sales volumes were low and infrequent; to the extent that CSK had realized sales, the prices reflected declining trends; and the nature of the products was that of general impulse-buy and ancillary merchandise which was outside of a core “hard-parts” inventory assortment found in a typical auto parts store. For these products, the Company’s review expanded to include an evaluation of return rights in the associated vendor purchase agreements, investigation of secondary liquidation markets including the potential liquidation with existing vendors, and investigation of product utility and technological obsolescence. In some instances, the Company’s review required physical inspection of the existence of the inventory which required significant time as it was located in over 1,300 locations. It was determined that there was not sufficient demand in the market to drive sales of these products at prices consistent with CSK’s current prices or historical acquisition costs and that the ultimate disposition of the inventory would require liquidation on a “close-out” basis. Because of the nature of the subject inventory, the time required for this review and the accumulation of the information necessary to determine fair value required was lengthy. Ultimately, the Company concluded that the fair value of these products was lower than originally estimated in the preliminary purchase price allocation and adjusted the final allocation accordingly.

You have also requested that we tell you how we determined our inventory adjustment was not a post-acquisition period impairment expense. Our fair value determination was made by obtaining relevant information about the subject inventory through the process discussed above. Our analysis and corresponding fair value conclusion was based on characteristics of the acquired inventory and the corresponding market for the inventory present at the time of acquisition. In other words, we determined that there were not subsequent changes in circumstances that affected the utility or marketability of the subject inventory in the intervening time period between the date of acquisition and the end of the allocation period. The decline in value for the small subset of inventory we adjusted in the final purchase price allocation had occurred well before the date of the acquisition.

7.	We note that you accrued amounts for legal fees related to the ongoing SEC and DOJ investigations as part of your CSK purchase price allocation. Please address the following items:

•

Tell us how you estimated the costs of future legal costs as of the date of the final purchase price allocation and why you believe that amount is reasonable. Considering you are able to reasonably estimate associated legal fees related to the DOJ and SEC matters, explain in further detail why you are not able to reasonably estimate costs, or a range of costs, to resolve these matters.

Response:

The Company estimated its future legal costs as of the date of the final purchase price allocation by gathering pertinent information from the various professionals involved in the ongoing matters and reviewing and analyzing this data. As noted in our response to question 6 above, the Company did not have full access to privileged attorney client documents and the lawyers and forensic accountants responsible for those documents until the closing of the acquisition. The Company then undertook to review and analyze those documents and discuss with those professionals their respective estimates of legal costs associated with these types of matters based upon the facts and status of each case, their experience on similar matters and with litigation processes generally. The Company then consulted with its outside legal counsel and considered its own litigation cost experience in considering whether the cost estimates were reasonable. Based on the foregoing review and analysis, the Company believes it has derived a reasonable estimate of future legal costs associated with these pre-acquisition legal matters for its final purchase price allocation.

With respect to estimating the cost to resolve these matters, the Company is not able to reasonably estimate the costs to resolve these matters at this time. With the exception of the DOJ investigation of CSK, all pending matters with respect to former CSK employees are being defended by separate counsel that are not controlled by the Company and, based on its current information, the Company does not believe it would incur material indemnification obligations based on penalties resulting from these actions. Regardless, the assessment of likely outcomes by the counsels representing the individuals is privileged and confidential and not information that the Company has received.

With respect to the DOJ investigation of CSK, resolution of that matter remains under discussion with lawyers from the DOJ. Based upon the stage of those discussions and communications with lawyers from the DOJ, the Company believes that the probability of criminal charges being filed against CSK or the costs to resolve this matter cannot now be reasonably estimated. Moreover, at the time the final allocation had concluded on June 30, 2009, active discussions between the DOJ and the Company with respect to resolution of this matter had not commenced. No accruals were established for this matter in the purchase price allocation and, therefore, all costs associated with the DOJ investigation have subsequently been expensed.

•	Tell us why you believe the $20.7 million remaining accrual at year end is reasonable.

Response:

We believe our remaining accrual is reasonable based upon our knowledge of the procedural status of each matter pending, the general work to be accomplished by the lawyers handling the various matters and based upon our ongoing communications with those lawyers in terms of their expense estimates.

8.	We note that you recorded goodwill in an amount in excess of the purchase price of CSK. Tell us the interactive process that you and the seller went through in arriving at the purchase price. Please also explain to us how you determined the existence and fair value of items, other than goodwill, to which the purchase price was allocated. Lastly, please tell us and disclose the business rationale that led you to pay such a large premium over the fair value of the net assets acquired. See ASC 805-10-50-2.

Response:

Interactive Process to Determine Purchase Price

O’Reilly had various conversations with CSK relating to a possible business combination as early as 2006, but beginning in March 2007, O’Reilly engaged in a more substantive and deliberative pursuit to acquire CSK. Detailed chronologies of the key events leading up to the merger agreement executed on April 1, 2008, from both O’Reilly and CSK’s perspective, are available in O’Reilly’s Registration Statement on Form S-4 (pages 27-31) filed June 20, 2008 and CSK’s Solicitation/Recommendation Statement on Schedule 14D-9 (pages 9-15) filed June 11, 2008, respectively. The following discussion summarizes that process and provides additional factors considered by O’Reilly management in determining the consideration to pay for CSK.

In March 2007, O’Reilly delivered a letter to CSK’s board of directors indicating our interest in acquiring CSK and continued to attempt to initiate additional discussions with CSK over the course of the next several months with no substantive progress. In October 2007, O’Reilly made a non-binding indication of interest to acquire CSK for $15 to $16 per share in cash; CSK indicated that the price was not acceptable and no further substantive negotiations occurred in 2007. In December 2007, CSK disclosed that it was seeking to amend the terms of its term loan facility to mitigate the risk that it would not be able to comply with certain covenants of its term loan facility. CSK also disclosed that it had engaged a financial advisor to conduct a strategic review process to explore possible strategic alternatives, including the sale of CSK, the sale of certain assets or divisions of CSK, and capital raising or other investment transactions. Beginning with initial discussions with approximately 34 parties, CSK conducted its strategic review process over the course of the following months. The process entailed the solicitation by CSK, in multiple successive rounds, of offers for potential transactions from the involved parties, which included O’Reilly and other strategic suitors and private equity firms. The final parties to present offers in CSK’s process were O’Reilly and another strategic party (see references to “Company X” in CSK’s chronology on Schedule 14D-9.) CSK ultimately accepted O’Reilly’s offer and the companies executed a merger agreement on April 1, 2008. It was clear that the purchase price of CSK was determined at arm’s length through the competitive process described above.

O’Reilly considered multiple factors in determining the amount and composition of consideration that it paid for CSK, including cash flow models, earnings multiple and return metrics, realizable value of assets acquired and liabilities assumed, and the strategic, geographic and competitive value of the transaction. These deliberations by O’Reilly were of an iterative nature over an extended period of time in conjunction with external financial and legal advisors. As you note, the recorded goodwill exceeded the purchase price of CSK; however, the acquisition included the assumption of a significant amount of debt and the total value of cash paid, equity issued and debt assumed is a better reflection of how O’Reilly evaluated the purchase.

Purchase Price Allocation

The Company followed the purchase price allocation process describe in paragraphs 36 – 46 of SFAS 141 in determining the existence and fair value of acquired assets and assumed liabilities. Accordingly, we assigned fair values to tangible assets and liabilities as prescribed by paragraph 37 of SFAS 141 and to intangible assets as prescribed by paragraph 39 and the additional guidance provided in paragraph 14 of Appendix A of SFAS 141. We engaged an independent valuation firm to assist us in identifying and valuing the assets acquired and liabilities assumed.

We identified and valued the tangible assets acquired and liabilities assumed based on review of CSK’s historical records and, as necessary, physical inspection of the subject assets. We next performed a search, in consultation with our valuation firm and legal counsel, for any market-related, customer-related, artistic-related, contract-based, or technology-based intangible assets or any other intangible assets that were either separable from CSK or arose from a contractual or legal right. Through this process, we identified and assigned values to intangible assets for favorable and unfavorable leases and trade names and trademarks.

Business Rationale for Premium Paid

We make acquisitions when we believe they will provide us with an opportunity for profitable growth in strategic new markets with accretive capabilities while generating acceptable returns. To this end, O’Reilly’s executive management and board of directors considered numerous factors in their consideration of the value of CSK and the purchase price paid. The acquisition of CSK provided O’Reilly with an immediate presence in the Western United States facilitating expedited entry into desirable markets much more quickly than organic growth. In addition, expansion into the Western United States through new store and distribution center growth would have presented logistical challenges rendering it less cost effective than the acquisition of CSK. As a result of the increased scale from the acquisition, O’Reilly has received significant synergies including increased buying power for inventory, improved leverage of advertising and executive management expenses, and the elimination of duplicative headquarter administrative functions. The acquisition of CSK also presented O’Reilly with the opportunity for significant, immediate and profitable capital investments in CSK’s store and distribution network; CSK could not exploit these opportunities prior to the acquisition because of capital resource constraints. Finally, the acquisition allowed O’Reilly to bring to bear our competitive advantages in team culture and management effectiveness to the CSK stores thus improving the performance of an under-performing chain. Based on these factors, we were willing to pay a premium over the fair value of the net assets acquired to take advantage of these opportunities to enhance value for O’Reilly’s shareholders.

In future filings, we will elaborate on our discussion of the primary reasons for the acquisition. Our proposed revised disclosure is as follows:

The premium that the Company paid in excess of fair value of the net assets acquired was based on the Company’s desire to take advantage of opportunities to enhance operating results through increased buying power for inventory, increased advertising optimization, reduced redundancy in administrative expenses, returns on incremental capital investments, and improved overall operating effectiveness.

9.	Based on our review of your CSK acquisition Form S-4 and your page 54 disclosures, it appears that outstanding unexercised CSK stock options, whether vested or unvested, were automatically converted into vested options to acquire O’Reilly common stock at the acquisition date and that other unvested CSK share-based awards, such as restricted stock, were exchanged for O’Reilly common shares based on the exchange ratio. Please confirm that the related amount included in your purchase price allocation represents the fair value of the replacement stock options and awards net of the portion of the fair value attributable to future vesting requirements, if any. Also tell us how your treatment complies with ASC 718-20-35-6 which indicates that exchanges of share options or other equity instruments or changes to their terms in conjunction with a business combination are modifications. If you did not recognize compensation expense related to these exchanges, please confirm that the fair values of the new awards did not exceed the fair values of the original awards.

Response:

We confirm that the $7.7 million included in our purchase price allocation of the acquisition of CSK Auto Corporation (“CSK”), represents the fair value of stock options and stock awards exchanged in the acquisition. Pursuant to the terms of CSK’s pre-acquisition stock based compensation agreements, all unvested stock options and substantially all stock awards became vested and exercisable upon a change of control. No future service requirements existed after the change of control, therefore the fair value of the stock options and stock awards exchanged in the acquisition was not reduced by any future expense to be recognized subsequent to the change of control. Our treatment of the exchanged stock options and stock awards exchanged in the acquisition complies with ASC 718-20-35-6 which states that exchanges of share options or other equity instruments or changes to their terms in conjunction with a business combination are modifications. Accounting for a modification of an option award in conjunction with a business combination requires a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification; if those amounts are the same, no incremental compensation cost is recognized. We confirm that the fair values of the exchanged stock options and stock awards did not exceed the fair values of the original stock options and stock awards immediately prior to their replacement per the terms of the merger agreement. As such, the Company did not recognize compensation expense related to those exchanges.

Note 4 – Long-term Debt and Capital Leases, page 58

10.

We note you determined that the market rate of your 6  3 /4 % Exchangeable Senior Notes without the conversion feature was 5.93% when applying the guidance of FASB ASC 470. Please tell us in sufficient detail how you derived this rate, why it is less than the stated rate, and why your retroactive application of this guidance does not appear to have impacted historical interest expense. Also, please help us understand the nature and terms of the embedded put option discussed at the top of page 60. In doing so, contrast it with the embedded call and advise us the extent to which the fair value of each option offsets the other at the issuance date. We may have further comment.

Response:

On July 11, 2008, in conjunction with the CSK acquisition, O’Reilly assumed the 6  3/4% Exchangeable Notes (“Notes”) originally issued by CSK on December 19, 2005. The Notes were originally issued at 4.625% by CSK in December of 2005, but were modified in December of 2007 (prior to the July 11, 2008 acquisition date to increase the interest rate to 6.75% based on CSK’s failure to meet certain debt covenants. The Notes are tradable on an active market, and the fair value of the Notes as of July 11, 2008, was determined by obtaining a market quote from a third party.

The market rate of 5.93% used when applying the guidance of FASB ASC 470 effective for the Company as of January 1, 2009, was calculated by determining what our nonconvertible debt borrowing rate would have been at the time of the acquisition to repay the Notes. At the time of our acquisition of CSK, the credit markets were in a period of significant volatility and very few instruments existed that could be used to determine a market rate for a facility similar to the Notes without an embedded conversion option. One of the few facility types available for debt financing during this time were asset backed liability products. We entered into such a facility on July 11, 2008, arranged by Bank of America. The terms of the facility (“ABL facility”) on July 11, 2008 were LIBOR plus a spread of 2.5% for our next dollar borrowed. During this time, we also entered into certain interest rate swap transactions which effectively fixed the variable rate component of notional amounts under our ABL facility to a rate of 3.425% for two years. This period approximately correlates to the time when the Notes would first become callable by the Company and accordingly the period over which the premium on the Notes would be amortized. The effective fixed rate we used in applying the steps of a discount rate adjustment present value technique as allowed under FASB ASC 470 was therefore 5.925% (2.5% spread as prescribed by the ABL facility plus a 3.425% fixed interest rate swap). The rate of 5.925% is less than the stated rate on the Notes primarily due to CSK’s higher credit risk profile, evaluated as a stand-alone entity prior to the acquisition date, as compared to the risk profile of O’Reilly. As stated above, CSK originally issued the Notes in 2005 at a coupon rate of 4.625%, but subsequently the rate was increased to 6.75% based on failures to meet certain debt covenants.

The retrospective application of the guidance in ASC 470 to our financial statements can be quantified. The fair value of the Notes on July 11, 2008 was $103.9 million, as determined by a third party market quote. The fair value of the liability component of the Notes when applying the guidance of ASC 470 effective as of January 1, 2009, but applied retroactively to the date the Company first assumed obligation of the Notes as of July 11, 2008, was $101.8 million (the net present value of the principal was $86.9 million and the net present value of the future interest payments was $14.9 million using a discount rate of 5.925%). The equity component was therefore $2.1 million ($103.9 million less $101.8 million). The net non-cash increase in historical interest expense for the period of July 11, 2008 through December 31, 2008 as a result of retrospective adoption of ASC 420 would have been $410,000, or 0.1% of pretax income, an immaterial change.

The embedded put option in the Notes states that the holders may require us to repurchase some or all of the Notes for cash at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus any accrued and unpaid interest on December 15, 2010; December 15, 2015; or December 15, 2020, or on any date following a fundamental change. The embedded call option in the Notes states that we may redeem some or all of the Notes for cash at a redemption price of 100% of the principal amount plus any accrued and unpaid interest on or after December 15, 2010, upon at least 35-calendar days notice. The embedded put and call options of the Notes do not meet the criteria of FASB ASC 815 to require bifurcation of the embedded options separate from the convertible debt and as such the fair value of each has not been determined.

Item 12 – Security Ownership of Certain Beneficial Owners and Management, page 73

11.	We note your disclosure that the “information required by Item 201(d) of Regulation S-K regarding [your] equity compensation plans will be included in the Proxy Statement under the caption “Securities Authorized for Issuance Under Equity Compensation Plans…;” however, we were unable to locate this disclosure in your proxy statement. Please revise or advise.

Response:

The information required by Item 201(d) of Regulation S-K is included in Part II Item 5 of our 10K for the fiscal year ended December 31, 2009 and was mistakenly referenced as being disclosed in our proxy statement. In future filings we will remove this disclosure from Part II Item 5 of our 10K, add this information to Part III Item 12 of our 10K and remove the reference in Part III Item 12 related to disclosure of this item in our proxy statement. Below is the information which was included in Part II Item 5 of our 10K for the fiscal year ended December 31, 2009 as required by Item 201(d) of Regulation S-K:

The following table sets forth shares authorized for issuance under the Company’s equity compensation plans at December 31, 2009:

	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)).
Equity compensation plans approved by shareholders	9,930	$26.57	10,459
Equity compensation plans not approved by shareholders	—	—	—

Total	9,930	$26.57	10,459

(a)	Number of shares presented is in thousands.
(b)	Includes weighted average exercise price of outstanding stock options.

Definitive Proxy Statement on Schedule 14A

Proposal 1 – Election of Directors, page 7

12.

Your disclosure in the second paragraph under this heading suggests that you may have only listed the current directorships of your directors and director nominees. Item 401(e) of Regulation S-K recently was amended and now requires that you also disclose directorships held at any time during the past five years. Please revise your disclosure in the second paragraph to give effect to the recent amendment to Item 401(e) and, if necessary, update the table under this heading to reflect any directorships held during the past five years by each of your directors and director nominees in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended, naming such company. Please refer to Part II.B. of Release No. 33-9089 and Item 401(e)(2) of Regulation S-K.

Response:

The Company understands and acknowledges the amendments as referenced above. Paul Lederer is the Company’s only director that holds a directorship now or has held a directorship in the past five years in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the investment Company Act of 1941. Mr. Lederer’s directorships are included in his principal occupation description on page 9 of the Company’s proxy statement, and as such the information contained in the disclosure is accurate and there is no need to amend the table. In future filings, we will clarify the language leading into the “Information about the Nominees and Directors Continuing in Office” table to state that directorships are reported for the past five years.

Information Concerning Our Board of Directors, page 11

Committees of the Board, page 12

Compensation Committee, page 12

13.	We note your disclosure in the second paragraph under this heading that your compensation committee (1) “has the authority to retain consultants and advisors as it may deem appropriate in its discretion” and (2) “…has engaged outside advisors and consultants in the past and will do so in the future in order to achieve its goal of attracting and retaining executive officers who contribute to the long-term success of the Company.” Please note that Item 407(e)(3) of Regulation S-K also recently was amended. Please confirm that your compensation committee did not engage any consultants during your recently completed fiscal year for which disclosure under Item 407(e)(3) of Regulation S-K would have been required.

Response:

We confirm that our compensation committee did not engage any consultants during the recently completed fiscal year for which disclosure under Item 407(e) (3) of Regulation S-K would have been required. In future filings, we will acknowledge the requirement and will specifically disclose when advisors or consultants have been retained.

Compensation of Executive Officers, page 16

Change in Control Agreements, page 24

14.	While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer’s termination or change in control of the company. Please refer to Section VI of Securities Act Release 33-8732A.

Response:

Based on the Commission’s comment, in future filings we will strongly consider presenting, in tabular format, an estimate of the compensation and benefits which would be received by each of the Named Executive Officers assuming a termination of employment upon a change in control under circumstances entitling the Named Executive Officer to severance under any effective change in control agreement.

Certain Relationships and Related Transactions, page 25

15.	Please provide the disclosure required by Item 404(b) of Regulation S-K.

Response:

In future filings, we will provide the disclosure required by Item 404(b) of Regulation S-K in the section Certain Relationships and Related Transactions in our proxy statement. Our proposed disclosure is as follows:

Approval or Ratification of Transactions with Related Persons

Pursuant to the terms of the Audit Committee Charter, the Audit Committee is responsible for reviewing and approving all proposed transactions between the Company, any of the Company’s officers or directors, or relatives or affiliates of any such officers or directors, to ensure that such related party transactions are on a similar economic basis as a like transaction that occurred at arm’s length with an independent third party, are in the Company’s overall best interest and in the best interest of the Company’s shareholders. The quarterly Audit Committee meeting includes a standing agenda item for the review of such related party transactions. The Audit Committee has not adopted any specific procedures for the conduct of the reviews, rather each transaction is considered in light of the individual facts and circumstances. In the course of its review and approval of a transaction, the Audit Committee considers, among other factors it deems appropriate:

•	Whether the transaction is fair and reasonable to the Company;

•	The business reasons for the transaction;

•	Whether the transaction would impair the independence of one or more of the Company’s officers or directors; and

•	Whether the transaction is material, taking into account the significance of the transaction.

During the most recent fiscal year, no related party transactions occurred that were not reviewed in accordance with the above procedures.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is fully responsive to the comment letter. Please direct any further questions or comments to the undersigned.

Very truly yours,

O’REILLY AUTOMOTIVE, INC.

/s/ Thomas McFall

Thomas McFall

Executive Vice President / Chief Financial Officer

Direct Line: (417) 874-7162

TF:bjw